Exhibit 99.1

July 29, 2015

Eagle Rock Reports Second Quarter 2015 Financial Results

HOUSTON - Eagle Rock Energy Partners, L.P. (“Eagle Rock” or the “Partnership”) (NASDAQ: EROC) today announced its unaudited financial results for the three months ended June 30, 2015.

Second Quarter 2015 Highlights

•	Announced the Merger Agreement with Vanguard Natural Resources, LLC (“Vanguard”) on May 21, 2015

•	Average daily production during the quarter was 83.1 MMcfe/d, a 4.4% increase over first quarter 2015

•
Adjusted EBITDA of $25.7 million for the second quarter, compared to $25.5 million for the first quarter, as higher production volumes were partially offset by lower realized natural gas and NGL prices

•	Distributable cash flow of $12.5 million, equivalent to $0.082/unit

•	Announced a distribution of $0.07/unit for the second quarter, or $0.28/unit annualized

•	Distribution coverage of 1.17x Distributable Cash Flow for the second quarter; expect to be at or above 1.0x distribution coverage for the full year 2015

•	Sold remaining Energy Transfer Partners, L.P. (“ETP”) units and exited the position, reducing the leverage ratio to 1.2x LTM Adjusted EBITDA as of June 30, 2015

•	Total liquidity of $176 million as of June 30, 2015

Joseph A. Mills, the Partnership's Chairman and Chief Executive Officer, stated, "Eagle Rock had a strong second quarter, increasing our daily production by 4% over our first quarter volumes and increasing our distributable cash flow per unit by 4% as compared to the first quarter. We sold the remaining ETP units we obtained from the sale of our Midstream Business in 2014 (the “Midstream Business Contribution”), which generated total aggregate proceeds of $197.8 million, thus reducing our leverage to 1.2x LTM Adjusted EBITDA.”

Mills added, “Our unitholder vote to approve the previously announced merger with a subsidiary of Vanguard is set to occur on Thursday, September 17th.  Pending unitholder approval, we expect to close the merger soon thereafter.”

Merger Transaction Highlights

Vanguard and Eagle Rock announced on May 21, 2015 that they have entered into an Agreement and Plan of Merger pursuant to which a subsidiary of Vanguard will merge into Eagle Rock. As a result of the transaction, Eagle Rock will become a wholly-owned indirect subsidiary of Vanguard. The transaction, which has been approved by the board of directors of both companies, will be a tax-free unit-for-unit transaction with an exchange ratio of 0.185 Vanguard common units per Eagle Rock common unit. Eagle Rock and Vanguard will coordinate to ensure that each Eagle Rock unitholder receives, either from Eagle Rock or Vanguard, a distribution for each month leading up to the merger. Vanguard and Eagle Rock have set their respective unitholder meetings to occur on Thursday, September 17, 2015 and expect the transaction to close soon thereafter. The merger is subject to customary closing conditions, including the approval by both the Vanguard and Eagle Rock unitholders of record as of August 6, 2015.

Second Quarter 2015 Financial and Operating Results

Significant results from continuing operations for the second quarter of 2015:

•
Adjusted EBITDA of $25.7 million, compared to $25.5 million for first quarter 2015, as higher production volumes, lower G&A and higher realized oil prices were offset by lower natural gas and NGL prices.

•	Distributable Cash Flow of $12.5 million or $0.082/unit, a 4% increase compared to $0.079/unit for first quarter 2015.

•	Participated in 13 gross (1.2 net) non-operated wells and conducted one gross (0.6 net) capital workover in the Mid-Continent region.

•	Total production was 7.57 Bcfe, compared to 7.17 Bcfe in first quarter 2015. Average daily production was 83.1 MMcfe/d, compared to 79.7 MMcfe/d in first quarter.

•	Oil production increased 5% quarter over quarter from 349 MBbl to 368 MBbl.

•	NGL production increased 3% quarter over quarter from 327 MBbl to 336 MBbl.

•	Natural gas production increased 8% quarter over quarter from 3.11 Bcf to 3.34 Bcf.

•	Realized a 1.2 MMcfe/d increase quarter over quarter from Mid-Continent non-operated new well completions and prior period adjustments.

•
The overall increase in production volumes was primarily driven by strong performance from a full quarter’s contribution from three high working interest operated Golden Trend wells that came on-line late in the first quarter and from recently completed third party operated wells in the Woodford “SCOOP” play that came on-line during the second quarter.

•
Big Escambia Creek (“BEC”) Plant runtime in the second quarter was 97%, which included completing the previously disclosed and scheduled April turnaround ahead of plan. Impact of the BEC turnaround on production volumes during the quarter amounted to approximately 2.3 MMcfe/d of deferred production and increased operating expenses by $3.4 million.

•
Product revenue of $33.2 million, compared to $29.5 million for first quarter 2015, due to higher oil prices and higher production volumes. Oil revenue increased by $4.9 million, or 37%, over the first quarter, due primarily to a 30% increase in our realized oil price, and also due to our 5% increase in oil production for the quarter.

•	Realized commodity derivative gains of $13.1 million, compared to $14.4 million for first quarter 2015, due to higher oil prices.

•
Cash distributions of $1.0 million received on the ETP common units held by the Partnership, compared to $2.1 million in first quarter 2015, due to the sale of ETP units by the Partnership during the quarter.

•
Operating expenses, including taxes, of $14.1 million, 23% higher than first quarter, primarily due to the scheduled BEC turnaround project, and partially offset by lower than expected ad valorem taxes.

•
General and administrative expenses, excluding merger-related costs of $2.6 million (also excluding amortization of expenses pursuant to the Partnership’s Amended & Restated Long-Term Incentive Plan), were $7.6 million for the second quarter 2015, down 16% compared to first quarter 2015 and in line with management’s target run-rate of $7.3 - $7.7 million per quarter.

•	Operating loss of $20.2 million as compared to operating income of $15.0 million for first quarter 2015 (excluding an impairment charge of $68.3 million), primarily due to a $25 million loss on unrealized commodity derivatives as compared to an $8 million gain on unrealized commodity derivatives in the first quarter.

•	Net Loss of $23.4 million.

•	Maintenance capital expenditures of $10.1 million, as compared to $10.3 million spent in the first quarter 2015.

ETP Unit Sale

As of June 30, 2015, the Partnership had sold all of its ETP units received as part of the consideration for the Midstream Business Contribution. Aggregate proceeds from sales of RGP and ETP units were approximately $197.8 million in addition to aggregate distributions of $11.2 million. Proceeds have been used to pay down debt and for general corporate purposes.

Capitalization and Liquidity Update

As of June 30, 2015, the Partnership’s borrowing base under its senior secured credit facility totaled $270 million, and based on outstanding borrowings, the Partnership had approximately $176 million of availability under its senior secured credit facility.
As of June 30, 2015, the Partnership had 152.8 million common units outstanding and eligible to receive the distribution, including 3.3 million unvested restricted common units issued under the Partnership’s Amended and Restated Long-Term Incentive Plan.

The Partnership has not repurchased any of its units since its last update as of February 23, 2015. The common unit repurchase program of up to $100 million is still in effect until March 2016, and Eagle Rock has repurchased 8.6 million units to date for total consideration of $22 million.

Hedging Update

The Partnership employs risk mitigation strategies to protect its cash flows and reduce volatility in cash flows from commodity price fluctuations. One important risk mitigation strategy is the use of commodity price hedging to stabilize cash flows. The Partnership’s current hedge portfolio has an estimated mark-to-market value of approximately $104 million. As of July 29, 2015, the Partnership’s estimated hedge profile is as follows:

	Rem 2015E(1)	2016E	2017E	2018E	2019E
Oil Production Hedged:
% Oil Hedged	85%	72%	34%	30%	27%
Average WTI Strike Price ($/Bbl)	$89.88	$84.66	$88.02	$87.50	$87.07
Average LLS Strike Price ($/Bbl)	--	--	$91.25	$90.75	$90.25
Midland-Cushing Basis Swap ($/Bbl)		(-$1.20)
Natural Gas and Ethane Production Hedged:
% Natural Gas and Ethane Hedged	77%	67%	14%	--	--
Average Henry Hub Strike Price ($/MMbtu)	$4.07	$4.25	$3.34	--	--
Natural Gas Liquids Production Hedged:
% NGL (>C2) Hedged	85%	44%	--	--	--
Average Propane Strike Price ($/Gal)	$0.564	$0.6062	--	--	--
Average N Butane Strike Price ($/Gal)	$0.672	$0.7175	--	--	--
Average I Butane Strike Price ($/Gal)	$0.675	$0.7225	--	--	--
Average Pentanes Strike Price ($/Gal)	$1.187	$1.3050	--	--	--
(1) Aug 1 - Dec 31, 2015.

Note: Percent-hedged depicted against midpoint of 2015 production guidance (i.e., 76.5 MMcfe/d) held flat for 2015 and (for ease of modeling but not as guidance) for 2016 through 2019.
The Partnership has entered into the following additional commodity hedges since its last hedging update on May 20, 2015:

Basis Differential Swap: Midland-Cushing, 91,500 Barrels from 1/1/16 - 12/31/16 at -$1.20/bbl differential. This swap does not alter the percentage of production hedged.

The latest presentation can be accessed by going to www.eaglerockenergy.com: select Investors, then select Events & Presentations.

Second Quarter 2015 Conference Call Information

Eagle Rock will hold a conference call to discuss its second quarter 2015 financial and operating results on Thursday, July 30, 2015 at 2:00 p.m. Eastern Time (1:00 p.m. Central Time).
Interested parties may listen to the earnings conference call live over the Internet or via telephone. To listen live over the Internet, participants are advised to log on to the Partnership's web site at www.eaglerockenergy.com and select the “Events & Presentations” sub-tab under the “Investors” tab. To participate by telephone, the call in number is (877) 293-5457, conference ID 85772609. Participants are advised to dial into the call at least 15 minutes prior to the call. Due to the pending merger, there will not be a question and answer session following the conference call. An audio replay of the conference call will also be available for thirty days by dialing (855) 859-2056, conference ID 85772609. In addition, a replay of the audio webcast will be available by accessing the Partnership's web site after the call is concluded.

About the Partnership

Eagle Rock is a growth-oriented master limited partnership engaged in (a) the exploitation, development, and production of oil and natural gas properties and (b) ancillary gathering, compressing, treating, processing and marketing services with respect to its production of natural gas, natural gas liquids, condensate and crude oil.

Contact:

Eagle Rock Energy Partners, L.P.

Bob Haines, 281-408-1303
Senior Vice President and Chief Financial Officer

Chad Knips, 281-408-1203
Director, Corporate Finance and Investor Relations

Use of Non-GAAP Financial Measures

This news release and the accompanying schedules include the non-generally accepted accounting principles, or non-GAAP, financial measures of Adjusted EBITDA and Distributable Cash Flow. The accompanying non-GAAP financial measures schedules (after the financial schedules) provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Non-GAAP financial measures should not be considered alternatives to GAAP measures such as net income (loss), operating income (loss), cash flows from operating activities or any other GAAP measure of liquidity or financial performance.

Eagle Rock defines Adjusted EBITDA as net income (loss) plus or (minus) income tax provision (benefit); interest-net, including (gains) and losses from interest rate risk management instruments that settled during the period and other expense; depreciation, depletion and amortization expense; impairment expense; other operating and general and administrative expense, non-recurring, including certain expenses incurred in connection with our potential merger with Vanguard; other non-cash operating and general and administrative expenses, including non-cash compensation related to our equity-based compensation program; (gains) and losses on commodity and interest rate risk management related instruments; gains and (losses) from risk management instruments that settled during the period; (gains) losses on non-cash mark-to-market imbalances; (gains) losses on discontinued operations; losses on short-term investments; and other (income), excluding distributions received on short-term investments.

Eagle Rock uses Adjusted EBITDA as a measure of its core profitability to assess the financial performance of its assets. Adjusted EBITDA also is used as a supplemental financial measure by external users of Eagle Rock's financial statements such as investors, commercial banks and research analysts. For example, the Partnership's lenders under its revolving credit facility use a variant of its Adjusted EBITDA in a compliance covenant designed to measure the viability of Eagle Rock and its ability to perform under the terms of the revolving credit facility; Eagle Rock, therefore, uses Adjusted EBITDA to measure its compliance with its revolving credit facility. Eagle Rock believes that investors benefit from having access to the same financial measures that its management uses in evaluating performance. Adjusted EBITDA is useful in determining Eagle Rock's ability to sustain or increase distributions. By excluding unrealized derivative gains (losses), a non-cash, mark-to-market benefit (charge) which represents the change in fair market value of the Partnership's executed derivative instruments and is independent of its assets' performance or cash flow generating ability, Eagle Rock believes Adjusted EBITDA reflects the Partnership's ability to generate cash sufficient to pay interest costs, support its level of indebtedness, make cash distributions to its unitholders and finance its maintenance capital expenditures. Eagle Rock further believes that Adjusted EBITDA also portrays the underlying performance of its operating assets by isolating the performance of its operating assets from the impact of an unrealized, non-cash measure designed to portray the fluctuating inherent value of a financial asset. Similarly, by excluding the impact of non-recurring discontinued operations, Adjusted EBITDA provides users of the Partnership's financial statements a picture of its current assets' cash generation ability, independently from that of assets which are no longer a part of its operations.

Eagle Rock's Adjusted EBITDA definition may not be comparable to Adjusted EBITDA or similarly titled measures of other entities, as other entities may not calculate Adjusted EBITDA in the same manner as Eagle Rock. Eagle Rock has reconciled Adjusted EBITDA to the GAAP financial measure of net income (loss) at the end of this release.

Adjusted EBITDA does not include interest expense, income taxes or depreciation and amortization expense. Because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and our ability to generate net income. Because we use capital assets, depreciation and amortization are also necessary elements of our costs. Therefore, any measures that exclude these elements have material limitations. To compensate for these limitations, we believe that it is important to consider both net income (loss) and net cash flows provided by operating activities determined under GAAP, as well as Adjusted EBITDA, to evaluate our performance and liquidity. Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flows provided by operating activities or any other measure of financial performance presented in accordance with GAAP.

Distributable Cash Flow is defined as Adjusted EBITDA minus: (i) maintenance capital expenditures; (ii) cash interest expense; (iii) cash income taxes; and (iv) the addition of losses or subtraction of gains relating to other miscellaneous non-cash amounts affecting net income (loss) for the period. Maintenance capital expenditures represent capital expenditures necessary to maintain the Partnership's production. We estimate these amounts based on current projections and expectations, and do not undertake to adjust any historical amounts based on the actual impact of such expenditures on production. As a result, the included amount of maintenance capital expenditures could fail to maintain production if actual performance does not meet the Partnership’s projections and expectations, including, without limitation, on account of: (i) unanticipated mechanical issues; (ii) unanticipated delays; (iii) poorer than expected production performance of the Partnership’s new wells and recompletions; and/or (iv) unanticipated loss of, or higher than anticipated decline in, existing production.

Distributable Cash Flow is a performance metric used by senior management to compare cash flows generated by the Partnership (excluding growth capital expenditures and prior to the establishment of any retained cash reserves by the Board of Directors) to the cash distributions expected to be paid to unitholders. Using this metric, management can quickly compute the coverage ratio of estimated cash flows to planned cash distributions. This financial measure also is important to investors as an indicator of whether the Partnership is generating cash flow at a level that can sustain, or support an increase in, quarterly distribution rates. Actual distributions are set by the Board of Directors.

The GAAP measure most directly comparable to Distributable Cash Flow is net income (loss). Eagle Rock's Distributable Cash Flow definition may not be comparable to Distributable Cash Flow or similarly titled measures of other entities, as other entities may not calculate Distributable Cash Flow (and Adjusted EBITDA, on which it builds) in the same manner as Eagle Rock. Eagle Rock has reconciled Distributable Cash Flow to the GAAP financial measure of net income (loss) at the end of this release.

Forward-Looking Statements

This news release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future are forward-looking statements and speak only as of the date on which such statement is made. When used in this news release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will,” “should,” “would” or “could,” or the negative thereof or variations thereon or similar terminology, are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Eagle Rock. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. These statements are based on certain assumptions made by the Partnership based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Partnership. These include, but are not limited to, risks related to volatility of commodity prices; drilling and geological / exploration risks; market demand for crude oil, natural gas and natural gas liquids; our ability to make favorable acquisitions; the effectiveness of the Partnership's hedging activities; the availability of local, intrastate and interstate transportation systems and other facilities to transport crude oil, natural gas and natural gas liquids; competition in the oil and gas industry; the Partnership's ability to obtain credit and access the capital markets; general economic conditions; and the effects of government regulations and policies. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Partnership's actual results and plans could differ materially from those implied or expressed by any forward-looking statements. The Partnership assumes no obligation to update any forward-looking statement as of any future date. For a detailed list of the Partnership's risk factors, please consult the Partnership's Form 10-K, filed with the SEC for the year ended December 31, 2014 and the Partnership's Forms 10-Q filed with the SEC for subsequent quarters, including the Form 10-Q to be filed for the quarter ended June 30, 2015, as well as any other public filings and press releases.

Additional Information about the Proposed Transactions
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Vanguard has filed with the Securities and Exchange Commission (the "SEC") a preliminary Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed merger. Vanguard and Eagle Rock also have filed and may file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard's internet website at http://www.vnrllc.com or by contacting Vanguard's Investor Relations Department by email atinvestorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock's internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock's Investor Relations Department by email atinfo@eaglerockenergy.com or by phone at (281) 408-1203.
Participants in the Solicitation
Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be "participants" in the solicitation of proxies in connection with the proposed merger. Investors and security holders may obtain information regarding Vanguard's directors, executive officers and other members of its management and employees in Vanguard's Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard's proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock's directors, executive officers and other members of their management and employees in Eagle Rock's Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock's proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Eagle Rock Energy Partners, L.P.
Consolidated Statement of Operations
($ in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended March 31, 2015
	2015	2014	2015	2014
REVENUE:
Natural gas, natural gas liquids, oil, condensate and sulfur sales	$33,212	$51,967	$62,725	$107,051	$29,513
Unrealized commodity derivative gains (losses)	(24,670)	(15,905)	(16,440)	(22,800)	8,230
Realized commodity derivative gains (losses)	13,135	(2,176)	27,505	(5,314)	14,370
Other revenue	(11)	158	(2)	310	9
Total revenue	21,666	34,044	73,788	79,247	52,122

COSTS AND EXPENSES:
Operations and maintenance	12,754	10,907	22,836	22,405	10,082
Taxes other than income	1,338	3,596	2,726	7,387	1,388
General and administrative	11,406	12,005	22,395	25,295	10,989
Impairment	—	—	68,344	—	68,344
Depreciation, depletion and amortization	16,390	20,299	31,035	40,705	14,645
Total costs and expenses	41,888	46,807	147,336	95,792	105,448
OPERATING LOSS	(20,222)	(12,763)	(73,548)	(16,545)	(53,326)
OTHER (EXPENSE) INCOME:
Interest expense, net	(2,121)	(4,948)	(4,439)	(9,702)	(2,318)
Realized interest rate derivative (losses) gains	(945)	(1,717)	(1,885)	(3,425)	(940)
Unrealized interest rate derivative (losses) gains	1,909	1,146	(217)	2,564	(2,126)
Losses on short-term investments	(3,750)	—	(5,754)	—	(2,004)
Other income, net	1,068	2	3,203	3	2,135
Total other expense	(3,839)	(5,517)	(9,092)	(10,560)	(5,253)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(24,061)	(18,280)	(82,640)	(27,105)	(58,579)
INCOME TAX BENEFIT	(695)	(885)	(1,521)	(1,750)	(826)
LOSS FROM CONTINUING OPERATIONS	(23,366)	(17,395)	(81,119)	(25,355)	(57,753)
DISCONTINUED OPERATIONS, NET OF TAX	(8)	(25,646)	(974)	(36,249)	(966)
NET LOSS	$(23,374)	$(43,041)	$(82,093)	$(61,604)	$(58,719)

Eagle Rock Energy Partners, L.P.
Consolidated Balance Sheets
($ in thousands)
(unaudited)

	June 30, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20	$1,343
Short-term investments	—	153,448
Accounts receivable	27,087	39,596
Risk management assets	36,169	44,805
Prepayments and other current assets	11,594	9,911
Total current assets	74,870	249,103
PROPERTY, PLANT AND EQUIPMENT — Net	438,867	487,988
INTANGIBLE ASSETS — Net	2,974	3,072
DEFERRED TAX ASSET	2,210	2,315
RISK MANAGEMENT ASSETS	38,469	46,490
OTHER ASSETS	4,788	5,307
TOTAL	$562,178	$794,275

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$40,994	$49,226
Accrued liabilities	7,079	8,053
Taxes payable	2,232	2,246
Total current liabilities	50,305	59,525
LONG-TERM DEBT	144,781	263,343
ASSET RETIREMENT OBLIGATIONS	48,335	47,907
DEFERRED TAX LIABILITY	28,589	30,321
OTHER LONG TERM LIABILITIES	4,960	4,709
MEMBERS' EQUITY	285,208	388,470
TOTAL	$562,178	$794,275

Eagle Rock Energy Partners, L.P.
Upstream Operations Information
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended March 31, 2015
	2015	2014	2015	2014
Upstream
Production:
Oil and condensate (Bbl)	367,533	300,330	716,754	617,456	349,221
Gas (Mcf)	3,343,594	2,943,718	6,453,828	5,895,866	3,110,234
NGLs (Bbl)	336,226	289,639	663,707	563,312	327,481
Total Mcfe	7,566,148	6,483,532	14,736,594	12,980,474	7,170,446

Sulfur (long ton)	24,342	25,554	48,189	50,015	23,847

Realized prices, excluding derivatives:
Oil and condensate (per Bbl)	$49.61	$88.21	$44.04	$86.85	$38.17
Gas (Mcf)	$2.37	$4.38	$2.56	$4.66	$2.76
NGLs (Bbl)	$14.61	$35.38	$15.11	$38.55	$15.63
Sulfur (long ton)	$87.55	$91.09	$95.91	$84.22	$104.44

Operating statistics:
Operating costs per Mcfe (incl production taxes) (1)	$1.64	$2.00	$1.52	$2.07	$1.40
Operating costs per Mcfe (excl production taxes) (1)	$1.46	$1.45	$1.34	$1.50	$1.21
Operating (loss) income per Mcfe (2)	$0.47	$2.81	$(4.13)	$2.96	$(8.98)

Drilling program (gross wells):
Development wells	13	6	33	10	20
Completions	13	6	33	10	20
Workovers	1	7	2	12	1
Recompletions	—	3	—	4	—

______________________

(1)	Excludes post-production costs of $1,719, $3,117, $1,512 and $2,883 for the three and six months ended June 30, 2015 and 2014, respectively, and $1,398 for the three months ended March 31, 2015.

(2)	Excludes general and administrative expenses, commodity risk management activities and depreciation expense related to corporate type assets.

Non-GAAP Financial Measures
The following tables present a reconciliation of the non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow to the GAAP financial measure of net income for each of the periods indicated (in thousands).

Eagle Rock Energy Partners, L.P.
GAAP to Non-GAAP Reconciliations
($ in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended March 31, 2015
	2015	2014	2015	2014
Net loss to Adjusted EBITDA
Net loss, as reported	$(23,374)	$(43,041)	$(82,093)	$(61,604)	$(58,719)
Depreciation, depletion and amortization	16,390	20,299	31,035	40,705	14,645
Impairment	—	—	68,344	—	68,344
(Gain) loss from risk management activities, net	10,571	18,652	(8,963)	28,975	(19,534)
Settlement of risk management instruments	12,190	(3,893)	25,620	(8,739)	13,430
Non-cash mark-to-market of Upstream product imbalances	57	(1)	183	(7)	126
Restricted units non-cash amortization expense	1,144	1,459	3,000	4,042	1,856
Income tax benefit	(695)	(885)	(1,521)	(1,750)	(826)
Interest - net, including interest rate risk management instrument settlements and other expense	3,066	6,663	6,324	13,124	3,257
Other income	(23)	—	(23)	—	—
Discontinued operations	8	25,646	974	36,249	966
Loss on short-term investments	3,750	—	5,754	—	2,004
Other (1)	2,617	—	2,617	—	—
Adjusted EBITDA	$25,701	$24,899	$51,251	$50,995	$25,549

Net loss to Distributable Cash Flow
Net loss, as reported	$(23,374)	$(43,041)	$(82,093)	$(61,604)	$(58,719)
Depreciation, depletion and amortization expense	16,390	20,299	31,035	40,705	14,645
Impairment	—	—	68,344	—	68,344
Gain (loss) from risk management activities, net	10,571	18,652	(8,963)	28,975	(19,534)
Settlement of risk management instruments	12,190	(3,893)	25,620	(8,739)	13,430
Capital expenditures-maintenance related	(10,054)	(14,319)	(20,380)	(28,960)	(10,326)
Non-cash mark-to-market imbalances	57	(1)	183	(7)	126
Restricted units non-cash amortization expense	1,144	1,459	3,000	4,042	1,856
Income tax benefit	(695)	(885)	(1,521)	(1,750)	(826)
Other income	(23)	—	(23)	—	—
Cash income taxes	(43)	—	(141)	—	(98)
Discontinued operations	8	25,646	974	36,249	966
Losses on short-term investments	3,750	—	5,754	—	2,004
Other (1)	2,617	—	2,617	—	—
Distributable Cash Flow	$12,538	$3,917	$24,406	$8,911	$11,868
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(1)	Includes $2.6 million of non-recurring general and administrative expenses incurred during the three and six months ended June 30, 2015 related to the potential merger with Vanguard.

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